Exhibit 22.1

The following subsidiaries of Healthpeak Properties, Inc. (the “Company”) (i) will be the issuer or guarantors, as applicable (and as described below), of debt securities under the indenture (the “Healthpeak OP Indenture”) to be entered into among Healthpeak OP, LLC, as issuer, and the Company, DOC DR, LLC and DOC DR Holdco, LLC, as guarantors and (ii) may be guarantors of debt securities under the indenture (the “Company Indenture”) to be entered into among the Company, as issuer, and each of the subsidiaries listed below, as guarantors:

Subsidiary	Role	Jurisdiction of Organization
Healthpeak OP, LLC	Issuer under the Healthpeak OP Indenture Guarantor under the Company Indenture	Maryland
DOC DR, LLC	Guarantor under each of the Healthpeak OP Indenture and the Company Indenture	Maryland
DOC DR Holdco, LLC	Guarantor under each of the Healthpeak OP Indenture and the Company Indenture	Maryland